                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)(1)

                       ChromaVision Medical Systems, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   17111P 10 4
                                 (CUSIP Number)

                            N. Jeffrey Klauder, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17111P 10 4                13D                            Page 2 of 19

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics, Inc.

         S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-1609753

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   /  /
                                                                     (b)   /  /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

NUMBER OF                  7       SOLE VOTING POWER
SHARES                                      -0-
BENEFICIALLY
OWNED BY                   8       SHARED VOTING POWER
EACH                                        14,566,022
REPORTING
PERSON WITH                9       SOLE DISPOSITIVE POWER
                                            -0-

                           10      SHARED DISPOSITIVE POWER
                                            13,647,304

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,566,022

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           /x/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  51.4 %

14       TYPE OF REPORTING PERSON
                  CO

* Excludes an aggregate of 45,915 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 17111P 10 4                13D                            Page 3 of 19

1        NAME OF REPORTING PERSON
                  Safeguard Delaware, Inc.

         S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081181

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /  /
                                                                 (b)  /  /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF              7       SOLE VOTING POWER
SHARES                                  -0-
BENEFICIALLY
OWNED BY               8       SHARED VOTING POWER*
EACH                                    10,802,689
REPORTING
PERSON                 9       SOLE DISPOSITIVE POWER
                                        -0-

                       10      SHARED DISPOSITIVE POWER
                                        9,883,971

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,802,689

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    / x /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  38.1%

14       TYPE OF REPORTING PERSON
                  CO

* Pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, the filing persons may have acquired beneficial ownership of 918,718 shares of ChromaVision Medical Systems, Inc. common stock by virtue of voting agreements and irrevocable proxies which are described in Items 3 and 6 of this report.

CUSIP No. 17111P 10 4                13D                            Page 4 of 19

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics (Delaware), Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  51-0291171

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   /  /
                                                               (b)   /  /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                7       SOLE VOTING POWER
SHARES                                    -0-
BENEFICIALLY
OWNED BY                 8       SHARED VOTING POWER
EACH                                      3,438,721
REPORTING
PERSON                   9       SOLE DISPOSITIVE POWER
                                          -0-

                         10      SHARED DISPOSITIVE POWER
                                          3,438,721

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,438,721

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES   /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.7%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 17111P 10 4                13D                           Page 5 of 19

1        NAME OF REPORTING PERSON
                  Safeguard 98 Capital, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081182

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  /  /
                                                               (b)  /  /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF               7       SOLE VOTING POWER
SHARES                                   -0-
BENEFICIALLY
OWNED BY                8       SHARED VOTING POWER
EACH                                     324,612
REPORTING
PERSON                  9       SOLE DISPOSITIVE POWER
                                         -0-

                        10      SHARED DISPOSITIVE POWER
                                         324,612

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  324,612

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.3%

14       TYPE OF REPORTING PERSON
                  PN

The following information supplements and amends the information contained in the Schedule 13D and Amendment No. 1 thereto previously filed by Safeguard Scientifics, Inc. ("Safeguard") relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share ("Common Stock"), of ChromaVision Medical Systems, Inc., a Delaware corporation (the "Company") listed on the cover pages of this amendment.

ITEM 2.           IDENTITY AND BACKGROUND

No change except as follows:

(a) - (c) This Schedule 13D is being filed by Safeguard, Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSD"), and Safeguard 98 Capital L.P. ("Safeguard 98") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a leader in building and operating technology companies in three principal areas: business and IT services, software and emerging technologies. SSD and SDI are wholly owned subsidiaries of Safeguard. SDI is the general partner of Safeguard 98, a limited partnership organized under the laws of Delaware, and has sole voting and dispositive power over the securities owned by Safeguard 98. Set forth in
Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of the Securities Purchase Agreement dated July 10, 2001, to which the Company and SDI were parties, SDI acquired from the Company, for an aggregate purchase price of $500,000, 500 shares of the Series D 5% Cumulative Convertible Preferred Stock ("Series D Stock") of the Company and a five-year warrant to purchase 21,865 shares of common stock of the Company at a per share exercise price of $6.8604. The funds used in making such purchase came from the general working capital of Safeguard.


On June 13, 2002, SDI and Safeguard entered into a Securities Purchase Agreement with the Company (the "Securities Purchase Agreement") that provided for the transactions described below. The following discussion includes a summary of the agreements being filed as exhibits to this Schedule, is necessarily limited in scope and is qualified in its entirety by reference to the complete terms of those agreements.

         PURCHASE OF COMMON STOCK. The aggregate number of shares of Common Stock to be purchased by SDI under the Securities Purchase Agreement is 4,416,404 at a price per share of $1.585. Of that amount, 4,053,641 shares were purchased on June 13, 2002 for $6,425,021. An additional 100 shares will be purchased on July 11, 2002, and the remaining 362,663 shares will be purchased only after obtaining the approval of the Company's stockholders at a special meeting expected to be held by August 31, 2002 (as discussed below). The funds used in the transactions described in this Item 3 came from the general working capital of Safeguard.

         PURCHASE OF SERIES D PREFERRED STOCK. SDI entered into six separate Stock Purchase Agreements, each dated as of June 13, 2002, with each of the holders of the Company's Series D 5% Cumulative Convertible Preferred Stock, par value $.01 (the "Series D Preferred Stock") other than SDI (the "Stock Purchase Agreements"). The number of shares of Series D Preferred Stock acquired by SDI on June 13, 2002 pursuant to the six separate Stock Purchase Agreements was 10,730 out of 12,500 shares outstanding. The shares acquired have an aggregate redemption price and liquidation preference of $10,730,000. SDI was the original purchaser and is the current holder of 500 shares of Series D Preferred Stock having a redemption price and liquidation preference of $500,000. The remaining 1,270 shares of Series D Preferred Stock not purchased by SDI pursuant to the Stock Purchase Agreements were separately converted by each of the holders thereof into an aggregate of 819,290 shares of Common Stock after the sale of the other shares of Series D Preferred Stock to SDI and after SDI's purchase of Common Stock from the Company pursuant to the Securities Purchase Agreement. The conversion occurred in accordance with the terms of the Series D Preferred Stock at a price of $1.585 per share. Under the terms of the Series D Preferred Stock, the conversion price, which had been $6.5746 per share, automatically adjusts to any price at which shares of Common Stock are issued if that price is lower than the then effective conversion price. As a result of SDI's purchase of Common Stock on June 13, 2002 pursuant to the Securities

Purchase Agreement, the conversion price of the Series D Preferred Stock was automatically reduced to $1.585 per share.

         The full conversion of the Series D Preferred Stock is subject to a limitation in the certificate of designations by which the Series D Preferred Stock was created that, without stockholder approval, the number of shares of Common Stock issuable upon conversion of the Series D Preferred Stock, together with the number of shares paid as dividends thereon or issued upon exercise of the warrants to purchase Common Stock issued in connection with the issuance of the Series D Preferred Stock in July 2001, cannot exceed 4,002,547 shares in the aggregate. That number represented 19.9% of the number of shares of Common Stock outstanding when the Series D Preferred Stock was issued. At present, the aggregate number of shares into which the Series D Preferred Stock held by SDI is convertible, taking into account the 19.9% limitation, the conversions that have already taken place and the dividends that have been issued to date, is 3,112,941 shares.

         SDI has agreed with the Company that, upon obtaining approval of the stockholders at the upcoming special meeting, it will convert all of the remaining shares of Series D Preferred Stock into Common Stock, provided that:

                  - stockholder approval is obtained by September 11, 2002,

                  - no litigation, arbitration or administrative proceeding is then pending before any court or governmental or regulatory authority which, in the reasonable judgment of Safeguard, would make the conversion of all of the shares of Series D Preferred Stock then owned by SDI imprudent, and

                  - no temporary restraining order, preliminary injunction or permanent injunction issued by any court of competent jurisdiction or any governmental or regulatory authority has been issued restraining or prohibiting SDI from converting the shares of Series D Preferred Stock.

         If stockholder approval is not obtained by September 11, 2002, SDI will have the right to have the shares of Series D Preferred Stock owned by it redeemed by the Company for $13,476,000. The Company would also be obligated to pay SDI a $700,000 fee.

         VOTING AGREEMENTS AND IRREVOCABLE PROXIES. After each of the holders of the Series D Preferred Stock other than SDI separately sold shares of Series D Preferred Stock to SDI and each of them separately exercised its conversion rights with respect to any shares of Series D Preferred Stock they retained as described above, each of those parties separately gave SDI an irrevocable proxy to vote the shares of Common Stock issued upon such conversion, as well as any other shares thereafter acquired, at all meetings of stockholders, including the special meeting to be held to approve the matters referred to below. The aggregate number of shares of Common Stock subject to those proxies as a result of the conversion of the shares of Series D Preferred Stock retained by the former holders is 819,920. In addition, three directors and two officers of the Company entered into voting agreements with SDI in which they agreed to vote an aggregate of 99,428 shares of Common Stock in favor of the proposals to be considered at the special meeting of stockholders and against certain other matters that could be reasonably expected to impede, interfere with, delay, postpone or materially adversely affect the transaction.

         GUARANTEE OF DEBT FINANCING. In connection with the transactions described herein, Safeguard has agreed to provide credit support to the Company. The guarantee may be in the form of a traditional contractual guarantee, a letter of credit or some other form of credit enhancement that is reasonably acceptable to the lender. Safeguard will receive commercially reasonable compensation for providing any such credit enhancement.

         SDI WARRANT AND RIGHT OF FIRST REFUSAL. The Company has agreed to issue to SDI a warrant to purchase up to 975,000 shares of Common Stock (the "SDI Warrant") to protect it against dilution from the exercise of certain outstanding options and warrants held by others that are exercisable to purchase additional shares of Common Stock. Under the terms of the SDI Warrant, SDI is entitled to purchase one share of Common Stock for every share of Common Stock as to which any such other option or warrant is exercised. The exercise price payable by SDI will be equal to the exercise price of any such other option or warrant. The issuance of the SDI Warrant is conditioned upon obtaining stockholder approval at the upcoming special meeting as described below.

         The Company has also agreed that SDI will have a right of first refusal to purchase its pro-rata share of all equity securities that the Company proposes to sell and issue in the future (other than compensatory grants of stock options to directors, officers, employees and consultants). The pro-rata share of SDI under the right of first refusal will be determined on an as-converted basis, which means giving effect to the issuance of all shares of capital stock which can be acquired from the Company or any wholly-owned subsidiary of the Company upon conversion or exercise in full of purchase rights under the terms of any Common Stock, Preferred Stock or other security which is convertible or exercisable to acquire any Common Stock or Preferred Stock. The right of first refusal will be binding upon the Company only if it is approved by the stockholders at the upcoming special meeting as described below. The Company cannot make any compensatory grants of stock options to employees, officers, directors, consultants or advisors ("Compensatory Grants") without the written consent of SDI for the period specified in "Covenants of the Company" below. SDI has agreed not to unreasonably withhold such consent, but the agreement provides that it will be reasonable for Safeguard to withhold consent unless the Company grants SDI a warrant or comparable stock purchase right (a "SDI Compensatory Grant") to acquire, at a price equal to the per share exercise price of the Compensatory Grant, a number of shares of Common Stock so that, if all of such Compensatory Grants were exercised in full, SDI would be entitled to acquire under the SDI Compensatory Grant one share of Common Stock more than the recipients of the Compensatory Grants would be entitled to acquire.

         COVENANTS OF THE COMPANY. Pursuant to the terms of the Securities Purchase Agreement, the Company has entered into a number of additional covenants with SDI relating to the capital stock of the Company, including the following:

                  - The Company will not engage in a number of specified actions or enter into any agreement with respect to any such actions without the prior written consent of SDI, including but not limited to disposing of assets outside the ordinary course of business, issuing any equity securities other than certain compensatory grants of stock options, increasing the number of shares available for grant under the Company's stock option or other similar benefit plans, declaring any dividend on any class or series of stock, incurring indebtedness in excess of $5,000,000, acquiring any other business or making any equity investment in another business, making certain amendments to its certificate of incorporation or by-laws, entering into any transaction with any officer or director of the Company or holder of capital stock of the Company or any member of their respective immediate families or entities controlled by one or more of the foregoing or make or permit any material change in the nature of the Company's business except as contemplated by the Company's business plan and certain other transactions. These covenants expire on the earliest of June 30, 2004, the date that SDI and its affiliates no longer own greater than 40% of the voting power of all outstanding securities of the Company entitled to vote generally in the election of directors or the date SDI or any of its affiliates disposes of any equity security of the Company (excluding a transfer to an affiliate).

                  - The Company will create a committee of its board of directors comprised of three directors satisfying the independence standards of the rules of the Nasdaq Stock Market, Inc., and these directors will be tasked with considering and, if appropriate, approving any transactions between the Company and officers, directors or holders of more than 5% of the outstanding shares of any class of voting securities of the Company, which would include SDI and its affiliates.

         The Company has also entered into a Registration Rights Agreement, dated as of June 13, 2002, with SDI (the "Registration Rights Agreement") pursuant to which SDI and its affiliates have rights to have shares of Common Stock owned by SDI and its affiliates registered under the Securities Act of 1933.

         COVENANTS OF SAFEGUARD. SDI has agreed with the Company that neither it nor any of its affiliates will sell a number of shares of Common Stock greater than 30% of the number of shares of Common Stock then outstanding in any transaction or series of transactions unless the other stockholders of the Company are afforded the right to sell to the proposed purchaser, at the same price per share and on the same terms and conditions, the same proportion of their shares of Common Stock as the proposed sale represents with respect to the aggregate number of shares of Common Stock then owned by SDI and its affiliates. That covenant expires on June 13, 2005 and does not apply to a sale of Common Stock in a broadly disseminated public offering or a broker's transaction under Rule 144 of the Securities and Exchange Commission adopted under the Securities Act of 1933.

         SDI has also agreed that, unless permitted by the affirmative vote of the committee of independent directors designated to consider and approve related party transactions or a vote of the holders of a majority of the outstanding securities of the Company entitled to vote generally on the election of directors (excluding shares held by Safeguard and its affiliates), it will cause all directors of the Company who are employees of Safeguard or any of its affiliates or who are appointed or nominated for election to the board of directors of the Company at the request of SDI to vote in favor of the election of three directors meeting the independence requirements of the rules of the Nasdaq Stock Market, Inc. to the Company's Audit Committee and to the committee of the board of directors referred to above tasked to consider and approve related party transactions.

         STOCKHOLDERS MEETING. As indicated above, the Company intends to hold a special meeting of stockholders by August 31, 2002 at which the stockholders will vote upon the following matters:

                  - the issuance to SDI of the additional 362,663 shares of Common Stock referred to above;

                  - the granting to SDI of the SDI Warrant to purchase 975,000 additional shares of Common Stock;

                  - the conversion of the Series D Preferred Stock into a number of shares that exceeds the 19.9% limit referred to above; and

                  - the right of first refusal pursuant to which Safeguard would be able to acquire additional equity securities of the Company, including the SDI Compensatory Grants described above.


ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transactions described herein was to acquire additional shares of Common Stock and to provide the Company with needed working capital. Furthermore, the transactions will improve the Company's balance sheet and capital structure.

         (A) Following stockholder approval, SDI will acquire additional shares of Common Stock from the Company and is obligated (subject to certain exceptions) to fully convert the shares of Series D Preferred Stock then owned by it into shares of Common Stock, all as more fully described in Item 3. If stockholder approval is not obtained, none of SDI, Safeguard or any of their affiliates currently has any plans to acquire additional shares of capital stock of the Company.

         (B)      Not applicable.

         (C)      Not applicable.

         (D) The Securities Purchase Agreement provides that the Company must request that its board of directors appoint or nominate for election by the stockholders to the Board, nominees designated by Safeguard, provided that the number of nominees so designated, if appointed or elected, plus all other directors previously so designated and appointed or nominated or who are directors, officers or employees of Safeguard or any of its Affiliates ("Safeguard Directors"), would not be greater than the number of incumbent directors plus one. As used in the preceding sentence, the term "incumbent directors" shall mean all members of the Company's board of directors who are not Safeguard Directors. Provided that there exists at least one Safeguard Director, the Company will cause a Safeguard Director to be a member of each committee of the board of directors of the Company except for the Related Party Transactions Committee and the Audit Committee.

         (E) SDI has agreed with the Company that, upon obtaining approval of the stockholders at the special meeting as described above, it will convert all of the remaining shares of Series D Preferred Stock into Common Stock, provided that:

                  - stockholder approval is obtained by September 11, 2002,

                  - no litigation, arbitration or administrative proceeding is then pending before any court or governmental or regulatory authority which, in the reasonable judgment of Safeguard, would make the conversion of all of the shares of Series D Preferred Stock then owned by SDI imprudent, and

                  - no temporary restraining order, preliminary injunction or permanent injunction issued by any court of competent jurisdiction or any governmental or regulatory authority has been issued restraining or prohibiting Safeguard from converting the shares of Series D Preferred Stock.

If SDI converts all of the remaining shares of Series D Preferred Stock into shares of Common Stock, the only capital stock of the Company outstanding at that time will be Common Stock.

         (F)      Not applicable.

         (G)      Not applicable.

         (H)      Not applicable.

         (I)      Not applicable.

         (J)      Not applicable.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person as of June 20, 2002. The information contained in rows 6 through 11 on each of the cover pages hereto is hereby incorporated by reference into this Item 5.

Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                          Beneficial Ownership
                                                          --------------------
                                                   Number of                   Percentage
                                                    Shares                     of Total(1)
                                                    ------                     -----------
Safeguard Scientifics, Inc. (2)                   14,565,922                      51.4%
Safeguard Delaware, Inc. (3)                      10,802,589                      38.1%
Safeguard Scientifics (Delaware), Inc.             3,438,721                      13.7%
Safeguard 98 Capital L.P. (4)                        324,612                       1.3%

(1)      Calculations based upon 25,151,774 shares outstanding.

(2) Includes the 6,709,015 directly held shares of common stock, the 3,112,941 shares of common stock currently issuable upon the conversion of the Series D Preferred Stock and warrants to purchase 61,915 shares beneficially owned by Safeguard Delaware, Inc., the 3,438,721 shares beneficially owned by Safeguard Scientifics (Delaware), Inc., and 324,612 shares that Safeguard 98 has the option to acquire upon conversion of debt of XL Vision to Safeguard 98. Includes the 918,718 shares that may be beneficially owned by Safeguard Delaware, Inc. by virtue of voting agreements and irrevocable proxies which are described in Item 6 of this report. Safeguard is the sole stockholder of each of SDI and SSD, and SDI is the general partner of Safeguard 98 and has sole voting and dispositive power over the securities owned by Safeguard 98. Safeguard and each of SDI and SSD have reported that Safeguard, together with each of SDI and SSD, respectively, has shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSD, respectively. Excludes (i) an aggregate of 45,915 shares of Common Stock held by certain executive officers and directors of Safeguard and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard disclaims beneficial ownership of such shares, (ii) 362,663 shares of Common Stock that SDI has the right to purchase from the Company upon stockholder approval and (iii) 3,972,233 additional shares of Common Stock issuable to SDI upon conversion of all of the outstanding shares of Series D Preferred Stock upon stockholder approval.

(3) Includes warrants to purchase 61,915 shares and 324,612 shares of the Company which are owned by XL Vision and which may be acquired by Safeguard 98 upon the conversion of XL Vision debt. Includes the 918,718 shares that may be beneficially owned by Safeguard Delaware, Inc. by virtue of the voting agreements and irrevocable proxies described in Item 3 of this report. See Note 2.

(4) Includes 324,612 shares of the Company which are owned by XL Vision and which may be acquired by Safeguard 98 upon the conversion of XL Vision debt. See Note 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

In addition to the agreements previously filed as exhibits to Schedule 13D, Safeguard, SDI and the Company are parties to the Securities Purchase Agreement dated June 13, 2002, pursuant to which SDI acquired shares of Common Stock from the Company. In connection with this transaction, SDI and the Company also entered into a Registration Rights Agreement dated June 13, 2002. Both the Securities Purchase Agreement and the Registration Rights Agreement are more fully described in Item 3.

After each of the holders of the Series D Preferred Stock other than Safeguard sold shares of Series D Preferred Stock to SDI and then each of them exercised its conversion rights with respect to the shares of Series D Preferred Stock they retained, each of those parties gave SDI an Irrevocable Proxy to vote the shares of Common Stock issued upon conversion of the Series D Preferred Stock such party retained, as well as any other shares thereafter acquired, at all meetings of stockholders, including the special meeting to be held to approve certain aspects of these transactions, as described in Item 3. The aggregate number of shares of Common Stock subject to those proxies is 819,920. The former holders of Series D Preferred Stock that gave SDI proxies are Velocity Investment Partners, Ltd., Halifax Fund, L.P., Credit Suisse First Boston Corporation, Castle Creek Healthcare Partners LLC and CCL Fund, LLC.

In addition, Thomas R. Testman, Douglas S. Harrington, Michael G. Schneider, Jose Torre Bueno and Mary Lake Polan each entered into Voting Agreements dated June 13, 2002 with Safeguard in which they agreed to vote an aggregate of 99,428 shares of Common Stock in favor of the proposals to be considered at the special meeting of stockholders and against certain other matters that could be reasonably expected to impede, interfere with, delay, postpone or materially adversely affect the transactions described herein.

The proxies and voting agreements expire upon the earlier to occur of stockholder approval of the matters to be voted upon at the special meeting, payment of a $700,000 fee by the Company if the matters are not approved at the special meeting of stockholders or December 12, 2003. Upon expiration, Safeguard will no longer beneficially own the shares subject to the proxies or the voting agreements.

In connection with SDI's original purchase of Series D Stock in July 2001, the Company issued to SDI a warrant to purchase 21,865 shares of Common Stock. SDI has certain registration rights with respect to such shares of Common Stock pursuant to the Registration Rights Agreement, dated July 10, 2001, by and among the Company and the Purchasers listed on the signature pages thereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.       DESCRIPTION

99.5 Form of Common Stock Purchase Warrant to be issued by ChromaVision Medical Systems, Inc. to Safeguard Delaware, Inc. (incorporated by reference to Exhibit 4.2 filed with the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2002)

99.6 Securities Purchase Agreement dated June 13, 2002 by and among ChromaVision Medical Systems, Inc., Safeguard Delaware, Inc. and

                  Safeguard Scientifics, Inc. (incorporated by reference to
                  Exhibit 99.1 filed with the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2002)

99.7 Form of Stock Purchase Agreement dated June 13, 2002 by and among ChromaVision Medical Systems, Inc., Safeguard Delaware, Inc. and each of six institutional investors (incorporated by reference to Exhibit 99.2 filed with the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2002)

99.8 Registration Rights Agreement dated June 13, 2002 between ChromaVision Medical Systems, Inc. and Safeguard Delaware, Inc. (incorporated by reference to Exhibit 99.3 filed with the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2002)

99.9 Form of Voting Agreement dated June 13, 2002 between Safeguard Delaware, Inc. and certain individuals

99.10 Form of Irrevocable Proxy dated June 13, 2002 granted by certain institutional investors

99.11 Securities Purchase Agreement, dated July 10, 2001, by and among ChromaVision Medical Systems, Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 2.1 filed with the Current Report on Form 8-K filed by the Company with the SEC on July 12, 2001)

99.12 Registration Rights Agreement, dated July 10, 2001, by and among ChromaVision Medical Systems, Inc. and the Purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 filed with the Current Report on Form 8-K filed by the Company with the SEC on July 12, 2001)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 24, 2002                 Safeguard Scientifics, Inc.

                                       By:      /s/ N. Jeffrey Klauder
                                            -----------------------------------
                                            N. Jeffrey Klauder
                                            Managing Director

Date:    June 24, 2002                 Safeguard Delaware, Inc.

                                       By:      /s/ N. Jeffrey Klauder
                                            -----------------------------------
                                            N. Jeffrey Klauder
                                            Vice President

Date:    June 24, 2002                 Safeguard Scientifics (Delaware), Inc.

                                       By:      /s/ N. Jeffrey Klauder
                                            -----------------------------------
                                            N. Jeffrey Klauder
                                            Vice President

Date:    June 24, 2002                 Safeguard 98 Capital L.P.
                                       By: Safeguard Delaware, Inc.
                                       Its:  General Partner

                                       By:      /s/ N. Jeffrey Klauder
                                            -----------------------------------
                                            N. Jeffrey Klauder
                                            Vice President

                                   SCHEDULE I

         1.       Safeguard Scientifics, Inc.

                  Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in building and operating technology companies in three principal areas: business and IT services, software and emerging technologies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this Schedule 13D.

         2.       Safeguard Delaware, Inc.

                  SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 98 Capital L.P. ("Safeguard 98"), a Delaware limited partnership. Schedule III provides information about the executive officers and directors of SDI as of the date of this Schedule 13D.

         3.       Safeguard Scientifics (Delaware), Inc.

                  SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.
                  Schedule IV provides information about the executive officers and directors of SSD as of the date of this Schedule 13D.

         4.       Safeguard 98 Capital L.P.

                  Safeguard 98 is a Delaware limited partnership with a principal place of business at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.

                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.


     Name                             Present Principal Employment                   Business Address
     ----                             ----------------------------                   ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Chief Executive Officer and       Safeguard Scientifics,Inc.
                                   Director                                     800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael F. Cola                    Managing Director, Corporate Operations      Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Robert D. Crowley                  Managing Director, Software                  Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Managing Director and Chief Financial        Safeguard Scientifics,Inc.
                                   Officer                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony A. Ibarguen                Managing Director, Business & IT Services    Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Managing Director and General Counsel        Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*
Robert E. Keith, Jr.               Managing Director of TL Ventures and         TL Ventures
                                   President and CEO, Technology Leaders        700 Building
                                   Management, Inc.                             435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony L. Craig                   Same as above                                Same as above

Vincent G. Bell, Jr.               President and Chief Executive Officer,       Verus Corporation
                                   Verus Corporation                            5 Radnor Corporate Center
                                                                                Suite 520
                                                                                Radnor, PA 19087

Walter W. Buckley, III             Chairman and CEO, Internet Capital Group,    Internet Capital Group
                                   Inc.                                         435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA 19087

Robert A. Fox                      President, R.A.F. Industries                 R.A.F. Industries
                                                                                One Pitcairn Pl, Suite 2100
                                                                                165 Township Line Road
                                                                                Jenkintown, PA 19046-3593

Jack L. Messman                    Chairman of the Board, President and Chief   Novell, Inc.
                                   Executive Officer, Novell, Inc.              1800 South Novell Place
                                                                                Prove, Utah  84606

Russell E. Palmer                  Chairman and CEO, The Palmer Group           The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104

John W. Poduska Sr.                Consultant                                   295 Meadowbrook Rd.
                                                                                Weston, MA 02493-2450


*  All Executive Officers and Directors are U.S. Citizens.

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.


     Name                            Present Principal Employment                    Business Address
     ----                            ----------------------------                    ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Safeguard Delaware, Inc.;         Safeguard Scientifics, Inc.
                                   President and CEO, Safeguard Scientifics,    800 The Safeguard Building
                                   Inc.                                         435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Delaware, Inc.; Managing Director and CFO,   800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Vice President & Assistant Secretary,        Safeguard Scientifics,Inc.
                                   Safeguard Delaware, Inc.; Managing           800 The Safeguard Building
                                   Director and General Counsel, Safeguard      435 Devon Park Drive
                                   Scientifics, Inc.                            Wayne, PA 19087

DIRECTORS*
Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto                  Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                    Director, Finance/Controller, Safeguard      Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                            800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087


*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.


     Name                           Present Principal Employment                      Business Address
     ----                           ----------------------------                      ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                   President, Safeguard Scientifics             Safeguard Scientifics, Inc.
                                   (Delaware), Inc.; President and CEO,         800 The Safeguard Building
                                   Safeguard Scientifics, Inc.                  435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Vice President & Treasurer, Safeguard        Safeguard Scientifics,Inc.
                                   Scientifics (Delaware), Inc.; Managing       800 The Safeguard Building
                                   Director and CFO, Safeguard Scientifics,     435 Devon Park Drive
                                   Inc.                                         Wayne, PA 19087

N. Jeffrey Klauder                 Vice President & Assistant Secretary,        Safeguard Scientifics,Inc.
                                   Safeguard Scientifics (Delaware), Inc.;      800 The Safeguard Building
                                   Managing Director and General Counsel,       435 Devon Park Drive
                                   Safeguard Scientifics, Inc.                  Wayne, PA 19087

DIRECTORS*
Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary, Safeguard Scientifics, Inc.       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto                  Director, Safeguard Scientifics, Inc.        Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                    Director, Finance/Controller, Safeguard      Safeguard Scientifics, Inc.
                                   Scientifics, Inc.                            800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087


*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name                       Date             Type of Transaction        Shares           Price Per Share
----                       ----             -------------------        ------           ---------------

None.

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

99.5 Form of Common Stock Purchase Warrant to be issued by ChromaVision Medical Systems, Inc. to Safeguard Delaware, Inc. (incorporated by reference to Exhibit 4.2 filed with the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2002)

99.6 Securities Purchase Agreement dated June 13, 2002 by and among ChromaVision Medical Systems, Inc., Safeguard Delaware, Inc. and Safeguard Scientifics, Inc. (incorporated by reference to Exhibit 99.1 filed with the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2002)

99.7 Form of Stock Purchase Agreement dated June 13, 2002 by and among ChromaVision Medical Systems, Inc., Safeguard Delaware, Inc. and each of six institutional investors (incorporated by reference to Exhibit 99.2 filed with the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2002)

99.8 Registration Rights Agreement dated June 13, 2002 between ChromaVision Medical Systems, Inc. and Safeguard Delaware, Inc. (incorporated by reference to Exhibit 99.3 filed with the Current Report on Form 8-K filed by the Company with the SEC on June 17, 2002)

99.9 Form of Voting Agreement dated June 13, 2002 between Safeguard Delaware, Inc. and certain individuals

99.10 Form of Irrevocable Proxy dated June 13, 2002 granted by certain institutional investors


99.11 Securities Purchase Agreement, dated July 10, 2001, by and among ChromaVision Medical Systems, Inc. and the Purchasers listed on Schedule I thereto (incorporated by reference to Exhibit 2.1 filed with the Current Report on Form 8-K filed by the Company with the SEC on July 12, 2001)

99.12 Registration Rights Agreement, dated July 10, 2001, by and among ChromaVision Medical Systems, Inc. and the Purchasers listed on the signature pages thereto (incorporated by reference to Exhibit 4.1 filed with the Current Report on Form 8-K filed by the Company with the SEC on July 12, 2001)